[Agilent Technologies Letterhead]

March 23, 2009

VIA EDGAR AND OVERNIGHT COURIER

Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Agilent Technologies, Inc.
Form 10-K for the fiscal year ended October 31, 2008
Filed December 19, 2008
Form 8-K dated February 17, 2009
File No. 001-15405

Dear Mr. Cascio:

We have reviewed the comment letter dated March 10, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission related to the above-mentioned filings.  With respect to each of the items in that letter, we are providing the following responses.  To assist your review, we have included the text of the Staff’s comments below in italicized type.

Form 10-K for the fiscal year ended October 31, 2008

Critical Accounting Policies and Estimates, page 37

Valuation of Long-Lived Assets, page 39

1.                                      We note that goodwill and total assets are $646 million and $7.4 billion, respectively, as of October 31, 2008.  Given the significance of goodwill to your assets, please tell us and expand future filings to disclose in more detail how you test goodwill for impairment, including the following:

•                  The reporting unit level at which you test goodwill for impairment and your basis for that determination, including any changes to reporting units as a result of the changes in segments in fiscal year 2009;

•                  A quantitative and qualitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably possible changes;

•                  Whether assumptions and methodologies for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes;

•                  The indicators of potential impairment that might lead you to perform an interim goodwill impairment assessment;

•                  If multiple approaches are used to value goodwill, include sufficient information to enable a reader to understand how each of the methods differ, the assumed benefits of a valuation prepared under each method, the weighting of each method, and why management selected these methods as being the most meaningful in preparing your goodwill analysis.

In response to your request, we describe below how we tested goodwill for impairment for the year ended October 31, 2008.  We will add the expanded disclosures you requested in our future filings.

Agilent reviews goodwill for impairment annually during our fourth fiscal quarter and whenever events or changes in circumstances indicate the carrying value may not be recoverable in accordance with SFAS 142. As defined in SFAS 142, par. 30, a reporting unit is an operating segment, or one level below an operating segment.  In accordance with paragraph 30 of SFAS 142, we have aggregated components of an operating segment that have similar economic characteristics into our reporting units.  For the annual impairment review for the year ended October 31, 2008, our two reporting units were the same as our operating segments: Electronic Measurement and Bio-analytical Measurement.  In the first quarter of 2009, we reorganized and formed a third segment, the semiconductor and board test segment, from our existing businesses.  Beginning in the first quarter of 2009 we have three reporting units for goodwill impairment testing purposes and will explicitly disclose such in our second quarter 10-Q filing.

We test goodwill for possible impairment by first determining the fair value of the related reporting unit and comparing this value to the recorded net assets of the reporting unit, including goodwill. The fair value of our reporting units is determined using the income approach, whereby we calculate the fair value of each reporting unit based on the present value of estimated future cash flows, which are formed by evaluating historical trends, current budgets, operating plans and industry data.  We evaluate the reasonableness of the fair value calculations of our reporting units by reconciling the total of the fair values of all of our reporting units to our total market capitalization, taking into account an appropriate control premium. Our market capitalization of $10.5 billion at September 30, 2008, the date of our annual impairment testing, exceeded our shareholders’ equity by $7.5 billion.   The estimated fair values of each of our reporting units exceeded their carrying values by a range of approximately $3 billion to $4 billion.  In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment test, we applied a hypothetical 10% decrease to the fair values of each reporting unit which we believe represented a reasonable possible change when we performed the test. This hypothetical 10% decrease did not change the results of our impairment testing.  We will include similar expanded disclosure in our future filings as appropriate.

Our methodology for valuing our reporting units (the income approach) has not changed since we adopted SFAS 142.  The assumptions used in the fair value calculation change from year to year and include revenue growth rates, operating margins, risk adjusted discount rates and future economic and market conditions.   The impact of the change of assumptions did not result in an impairment to goodwill.

We will expand our disclosure in future filings to note the circumstances that could trigger an interim goodwill impairment assessment.  These circumstances could  include, but are not limited to, the following items to the extent that management believes the occurrence of one or more would make it more likely than not that we would fail step 1 of the goodwill impairment test: significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition,  a loss of key personnel, a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of, a portion of a reporting unit’s goodwill has been included in the carrying amounts of a business that will be disposed or if our market capitalization is below our net book value.

Additionally, we note to the Staff, we have consistently used the income approach to value our reporting units.

2.                                      As a related matter, we see from the earnings release filed on February 17, 2009 that revenues and net income significantly declined in the first quarter of 2009, that you expect revenue will be down in the second quarter of fiscal 2009, and that you are undergoing significant restructuring activities and layoffs.  In future filings please clarify how you considered the negative effects of the current economic environment in evaluating whether you should perform interim goodwill impairment testing.

We agree in future filings to clarify how we consider the negative effects of the economic environment in evaluating whether we should perform interim goodwill impairment testing.

Consolidated Financial Statements

Note 1.  Overview and Summary of Significant Accounting Policies, page 65

Goodwill and Purchased Intangible Assets, page 67

3.                                      Please tell us and expand future filings to make more detailed and specific accounting policy disclosure explaining how you identify and measure goodwill impairment.  Discuss how your policy considers paragraphs 19-22 of SFAS 142 and the two-step impairment test, including how you measure fair value for purposes of this exercise.  Please state the date that you perform your annual goodwill impairment test and disclose the results of the tests for the current annual period.  In addition, please also expand to address the reporting unit concept and to disclose how you identified reporting units and how you allocated goodwill to those reporting units.

For the year ended October 31, 2008, we concluded that goodwill was not impaired.  As of October 31, 2008, Agilent had two reporting units, which were the same as our operating segments: Electronic Measurement and Bio-Analytical Measurement. Below are the proposed additions to our footnote in our upcoming second quarter 10-Q that we will file in June 2009.  We will include similar disclosures (as appropriate to our then current circumstances) in our future filings.

We review goodwill for impairment annually as of September 30 and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). The provisions of SFAS No. 142 require that we perform a two-step impairment test on goodwill. In the first step, we compare the fair value of each reporting unit to its carrying value. The second step (if necessary) measures the amount of impairment by applying fair-value-based tests to the individual assets and liabilities within each reporting unit.

As defined in SFAS 142, par. 30, a reporting unit is an operating segment, or one level below an operating segment.  In accordance with paragraph 30 of SFAS 142, we have aggregated components of an operating segment that have similar economic characteristics into our reporting units.  At the time of an acquisition, we assign goodwill to the reporting unit that is expected to benefit from the synergies of the combination.  For the first quarter ended January 31, 2009, Agilent had three reporting units, which were the same as our operating segments: Electronic Measurement, Bio-analytical Measurement and Semiconductor and Board Test.

The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment, as our businesses operate in a number of markets and geographical regions.  We determine the fair value of our reporting units based on an income approach, whereby we calculate the fair value of each reporting unit based on the present value of estimated future cash flows, which are formed by evaluating historical trends, current budgets, operating plans and industry data. We evaluate the reasonableness of the fair value calculations of our reporting units by reconciling the total of the fair values of all of our reporting units to our total market capitalization, taking into account an appropriate control premium.  We then compare the carrying value of our reporting units to the fair value calculations based on the income approach noted above.

If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its estimated fair value, then the second step of the goodwill impairment test must be performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with its goodwill carrying amount to measure the amount of impairment, if any. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit’s assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value allocated to goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess.

Estimates of the future cash flows associated with the businesses are critical to these assessments. Changes in these estimates based on changed economic conditions or business strategies could result in material impairment charges in future periods.

Form 8-K dated February 17, 2009

4.                                      We see that you present “non-GAAP earnings of $0.20 per share” in a bullet point under “Highlights” to the press release presented as an exhibit to the Form 8-K dated February 17, 2009.  We also note that the most comparable measure determined according to GAAP is not presented with equal or greater prominence, as required by Item 10(e)(1)(i) of Regulation S-K.  In future earnings releases please only provide non-GAAP financial measures to the extent that you have also provided a presentation, with equal or greater prominence, of the most directly comparable financial measures calculated and presented in accordance with GAAP.

We note the requirements of Item 10(e)(1)(i) of Regulation S-K. and agree in future earnings releases in which we present non-GAAP earnings per share to provide a presentation, with equal or greater prominence, of earnings per share calculated and presented in accordance with GAAP.  In addition, we agree when another non-GAAP financial measure is included in future earnings releases to include a presentation, if available, with equal or greater prominence of the most directly comparable financial measure calculated and presented in accordance with GAAP.

*      *      *

In connection with our responses above, we acknowledge that: (i) we are responsible for the adequacy and accuracy of the disclosure in the filings referenced above; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings referenced above; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses, please contact me at (408) 345-8070, D. Craig Nordlund, Senior Vice President, General Counsel & Secretary at (408) 345-8180 or Didier Hirsch, Vice President, Corporate Controllership and Tax and Chief Accounting Officer at (408) 345-8255.

Sincerely,

/s/ Adrian T. Dillon

Adrian T. Dillon
Executive Vice President
Finance and Administration,
Chief Financial Officer

cc:	Gary Todd
Kristin Lochhead

Didier Hirsch
D. Craig Nordlund
Marie Oh Huber
Anna Campisi
Angie Haist-Bowen